UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 25)

Central GoldTrust
(Name of Subject Company)

Central GoldTrust
(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Norman Findlay Bennett Jones LLP One First Canadian Place Suite 3400 Toronto, ON M5X 1A4 Canada (416) 777-6077	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 25 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada. The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, Sprott Physical Gold Trust, Sprott Asset Management LP and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s Offer and Circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, and the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015, the Notice of Variation, dated September 4, 2015, the Notice of Extension, dated September 18, 2015, the Notice of Extension and Variation, dated October 9, 2015, the Notice of Extension, dated November 2, 2015, the Notice of Variation, dated November 4, 2015, and the Notice of Extension and Change, dated November 20, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 25 is to amend and supplement Item 8 — Additional Information and Item 9 — Exhibits. Except as otherwise indicated, the information set forth in the Statement remains unchanged.

Item 8. Additional Information

Item 8 of the Statement is hereby further amended and supplemented by adding the following text after the last sentence under the heading “Proposed conversion to exchange-traded fund”:

“Definitive agreement for conversion to exchange-traded fund

The definitive agreement, dated November 26, 2015, is between Purpose, Silver Administrators Ltd., Silver Bullion Trust, Central Gold Managers Inc. (the “Administrator”) and GoldTrust. The definitive agreement provides for (i) certain comprehensive amendments to GoldTrust’s declaration of trust to effect the conversion of GoldTrust into CGETF; (ii) effective upon the conversion of GoldTrust into CGETF, the provision of investment fund management, day-to-day administration, marketing and promotion services to GoldTrust by Purpose, pursuant to the terms of an agreement between Purpose and GoldTrust (the “GoldTrust Management Agreement”); and (iii) effective upon the conversion of GoldTrust to CGETF, the provision of bullion asset inventory management and, at the option of the Administrator, daily valuation services to GoldTrust by the Administrator, pursuant to the terms of an agreement between the Administrator and Purpose (the “CGM Agreement”) (collectively, the “Transaction”).

Conditions Precedent to the Completion of the Transaction

Conditions in Favour of GoldTrust and the Administrator

The respective obligations of GoldTrust and the Administrator to complete the Transaction are subject to the satisfaction or waiver of the following conditions on or prior to the closing date of the conversion:

(a)	all of the representations and warranties of Purpose made in the definitive agreement shall be true and correct in all material respects as at the Effective Time (as defined in the definitive agreement) (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by the definitive agreement or (B) approved in writing by GoldTrust and/or the Administrator, as the case may be, or (ii) would not be reasonably expected to have a material adverse effect on the business, financial condition, assets or liabilities of Purpose or the ability of Purpose to complete the transactions contemplated by the definitive agreement);

(b)	Purpose shall have complied with or performed in all material respects all of the obligations, covenants and agreements under the definitive agreement to be complied with or performed by it at or prior to the closing of the Transaction;

(c)	the CGM Agreement shall have been executed and delivered by Purpose to the Administrator;

(d)	the GoldTrust Management Agreement shall have been executed and delivered by the parties to such agreement;

(e)	GoldTrust and the Administrator shall receive certain specified deliverables at or prior to the closing of the Transaction:

(i)	all instruments necessary or reasonably required for Purpose to act as the investment fund manager of GoldTrust in accordance with the GoldTrust Management Agreement;

(ii)	in respect of Purpose:

(A)	a certificate of status or its equivalent under the laws of the jurisdiction governing its corporate existence; and

(B)	certified copies of: (x) its constating documents, (y) all resolutions of its shareholders and board of directors authorizing the execution, delivery and performance of the definitive agreement, and (z) a list of its officers and directors authorized to sign the definitive agreement together with specimen signatures; and

(iii)	a certificate of Purpose in respect of its representations and warranties and in respect of its covenants and other obligations set out in the definitive agreement;

(f)	the requisite approval of the Transaction by the unitholders of GoldTrust shall have been obtained;

(g)	all necessary approvals (including the requisite approval of the Toronto Stock Exchange (“TSX”), the NYSE Arca and any other stock exchange upon which the units of GoldTrust will be listed) required in connection with the Transaction shall have been obtained;

(h)	no Applicable Law (as defined in the definitive agreement) shall have been enacted, which is likely to result in an Order (as defined in the definitive agreement) prohibiting the completion of the Transaction;

(i)	Purpose shall not have breached any applicable covenants during the period prior to the closing of the Transaction (without giving effect to any materiality qualification contained in such covenants);

(j)	on the date of closing of the Transaction, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority (as defined in the definitive agreement) in which it is or may be sought to restrain or prohibit consummation of the Transaction; and

(k)	there shall be no adverse material change in the business, affairs, financial condition or operations of Purpose between the date of the definitive agreement and the date of closing of the Transaction.

Conditions in Favour of Purpose

The obligation of Purpose to complete the Transaction is subject to the satisfaction or waiver of the following conditions on or prior to the closing date of the Transaction:

(a)	all of the representations and warranties of each of GoldTrust and the Administrator made in the definitive agreement shall be true and correct in all material respects as at the Effective Time with the same effect as if made at and as of the Effective Time (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by the definitive agreement or (B) approved in writing by Purpose, or (ii) would not have a Material Adverse Effect (as defined in the definitive agreement));

(b)	each of GoldTrust and the Administrator shall have complied with or performed in all material respects all of the obligations, covenants and agreements under the definitive agreement to be complied with or performed by it at or prior to the closing of the Transaction;

(c)	the CGM Agreement shall have been executed and delivered by the Administrator to Purpose;

(d)	the GoldTrust Management Agreement shall have been executed and delivered by GoldTrust to Purpose;

(e)	Purpose shall receive certain specified deliverables at or prior to the closing of the Transaction;

(f)	the requisite approval of the unitholders of GoldTrust of the Transaction shall have been obtained;

(g)	all necessary approvals (including the requisite approval of the TSX, NYSE Arca and any other stock exchange upon which the Units of GoldTrust will be listed) required in connection with the Transaction shall have been obtained;

(h)	no Material Adverse Effect shall have occurred since the date of the definitive agreement;

(i)	none of GoldTrust or the Administrator shall have breached any applicable covenants during the period prior to the closing of the Transaction (without giving effect to any materiality qualification contained in such covenants);

(j)	no Applicable Law shall have been enacted, which is likely to result in an Order prohibiting the completion of the Transaction; and

(k)	on the date of closing of the Transaction, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority in which it is or may be sought to restrain or prohibit consummation of the Transaction.

Exclusivity

GoldTrust and the Administrator have agreed to immediately cease all existing discussions and negotiations, if any, with any other party in respect of any alternative transaction involving any of them and will not, directly or indirectly, permit any of their representatives to solicit, initiate, or encourage proposals or offers from, or participate in negotiations with, any third party, or provide information to any third party relating to any alternative transaction.

Revenue Sharing Structure

Following the completion of the Transaction, Purpose shall be paid management fees by GoldTrust pursuant to the GoldTrust Management Agreement to be entered into by GoldTrust with Purpose, which management fees shall be calculated on the same basis as the administration fees payable by GoldTrust to the Administrator are currently calculated. On an ongoing basis, Purpose and the Administrator have agreed to share the management fees, with their proportionate share to be determined on the basis of (i) the five-day average of the total net assets of GoldTrust ending on the date that is six months following the closing of the Transaction (the “Base AUM Level”); and (ii) on any date thereafter, the total net assets of GoldTrust less the Base AUM Level of GoldTrust as of such date (the “Growth AUM Amount”). Purpose and the Administrator have agreed that, out of the total management fee to be paid by GoldTrust:

(a)	for the first six months following the closing of the Transaction, 60% of the total administration fee will be paid to the Administrator, and 40% of the total administration fee will be paid to Purpose; and

(b)	thereafter,

(i)	60% of the total administration fee based on the Base AUM Level of GoldTrust shall be paid to the Administrator, and 40% of the total administration fee based on the Base AUM Level of GoldTrust shall be paid to Purpose; and

(ii)	40% of the total administration fee based on the Growth AUM Amount of GoldTrust shall be paid to the Administrator, and 60% of the total administration fee based on the Growth AUM Amount of GoldTrust shall be paid to Purpose.

Notwithstanding the above arrangement, the Administrator and Purpose agree to a 25% reduction in their monthly management fees to a maximum of CAD1.9 million, subject to pro-rata reduction based on exchanges or redemptions of units during the first 30 days following the conversion, in savings.

Termination of definitive agreement

The definitive agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual agreement of all parties to the definitive agreement;

(b)	by any of the parties to the definitive agreement if the closing of the Transaction has not occurred by 11:59pm (Toronto time) on April 30, 2016 (or such earlier or later date as the parties to the definitive agreement may agree in writing), provided that no party may terminate the definitive agreement if it has failed to perform any one or more of its material obligations or covenants thereunder required to be performed at or prior to closing of the Transaction and Closing has not occurred because of such failure;

(c)	by Purpose if there has been a material breach of any provision of the definitive agreement by GoldTrust or the Administrator and such breach has not been cured within 10 Business Days following notice of such breach by Purpose;

(d)	by GoldTrust or the Administrator if there has been a material breach of any provision of the definitive agreement by Purpose and such breach has not been cured within 10 Business Days following notice of such breach by GoldTrust and the Administrator;

(e)	by any of the parties to the definitive agreement if, following the conclusion of the Meeting, the requisite approval of the Transaction by the unitholders of GoldTrust is not obtained; and

(f)	by Purpose, if prior to the Meeting:

(i)	the Independent Trustees fail to reaffirm their approval of the Transaction within three Business Days of any written request by Purpose (or, in the event that the Meeting shall be scheduled to occur within such three Business Day period, prior to the time of such Meeting);

(ii)	the Independent Trustees withdraw, modify, change or qualify their approval or recommendation of the Transaction in any manner adverse to Purpose; or

(iii)	the Independent Trustees or the Administrator recommend or approve, or publicly propose to recommend or approve, an alternative transaction.

Expenses of the Transaction

GoldTrust has agreed to bear and pay the costs and expenses incurred in connection with: (i) the preparation, review, printing and distribution of the Notice of Meeting, the Circular and other written materials to be sent to unitholders of GoldTrust in connection with the Meeting, and (ii) calling and holding the Meeting and any solicitation costs incurred with respect to the Meeting.

In addition, the definitive agreement provides for the distribution of expenses among the parties in the event that: (i) the Transaction is successfully completed; (ii) the Transaction is not successfully completed and (iii) the Transaction is terminated under certain circumstances described below.

In the event that the Transaction is successfully completed:

(a)	Purpose shall bear and pay:

(i)	the costs and expenses incurred by the parties that relate to the LOI, the definitive agreement, the GoldTrust Management Agreement and the CGM Agreement (collectively, “Agreement Expenses”);

(ii)	an amount up to and including CAD300,000 of the costs and expenses relating to the Prospectuses (as defined below) and the Declaration of Trust, but excluding the Meeting Expenses, that the parties, in the aggregate, incur with respect to the Transaction (collectively, “Other Transaction Expenses”), and

(iii)	50% of any Other Transaction Expenses relating to the Transaction that the parties, in the aggregate, incur, in excess of CAD300,000.

(b)	the Administrator shall bear and pay the remaining 50% of any Other Transaction Expenses relating to the Transaction that the Parties, in the aggregate, incur, in excess of CAD300,000.

In the event that the Transaction is not successfully completed (except due to termination of the definitive agreement by Purpose in accordance with paragraphs (c) or (f) under “Description of definitive agreement – Termination of definitive agreement” above):

(a)	Purpose shall bear and pay its Agreement Expenses with respect to the Transaction; and

(b)	GoldTrust shall be responsible to bear and pay the Other Transaction Expenses that Purpose incurs with respect to the Transaction that have been pre-approved by GoldTrust.

In the event that Purpose terminates the definitive agreement in accordance with paragraphs (c) or (f) under “Description of definitive agreement – Termination of definitive agreement” above:

(a)	GoldTrust shall bear and pay:

(i)	the Other Transaction Expenses relating to the Transaction; and

(ii)	up to and including CAD225,000 of the Agreement Expenses that Purpose incurs with respect to the Transaction.

(b)	Purpose shall bear and pay:

(i)	any amount in excess of CAD225,000 of the Agreement Expenses that Purpose incurs with respect to the Transaction.

Representations and Warranties

The definitive agreement contains a number of customary representations and warranties of each of the parties thereto relating to, among other things, corporate status, the corporate authorization and enforceability of, and board approval of the definitive agreement and the Transaction, and the business and affairs of each party thereto.

Conduct of Business

Each of GoldTrust and the Administrator has agreed that, prior to the Closing, except with the written consent of the other or as expressly permitted by the definitive agreement, it will carry on its business in the ordinary course and in a manner consistent with past practice.

Other Covenants

Each of GoldTrust and the Administrator has agreed to a number of covenants in the definitive agreement, including to: (a) prepare a preliminary long form prospectus in accordance with National Instrument 41-101F2 – Information Required in an Investment Fund Prospectus and, if agreed to by GoldTrust and Purpose, a registration statement under the United States Securities Act of 1933, as amended (collectively, the “Prospectuses”), and complete certain matters ancillary thereto, including immediately filing the preliminary long form prospectus with the applicable securities regulatory authorities following completion of the Transaction; (b) use their commercially reasonable best efforts to obtain any requisite approvals from any applicable Governmental Authority or stock exchange; and (c) not take certain actions specified in the definitive agreement, including entering into any transaction or performing any act that might interfere with or delay the consummation of the transactions contemplated by the definitive agreement.”

The foregoing description of the definitive agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the definitive agreement, a copy of which is filed as Exhibit (a)(33) hereto.

Item 9. Exhibits

Item 9 is hereby further amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(33)	Definitive Agreement between Purpose, Silver Administrators Ltd., Silver Bullion Trust, the Administrator and GoldTrust, dated November 26, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on November 27, 2015)

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2015

CENTRAL GOLDTRUST

By:	/s/ Bruce D. Heagle
Name:	Bruce D. Heagle
Title:	Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)**	Letter to unitholders of GoldTrust dated June 29, 2015

(a)(12)**	Advertisement of GoldTrust placed on certain websites

(a)(13)**	Press release dated June 30, 2015 of GoldTrust

(a)(14)**	Press release dated July 2, 2015 of GoldTrust

(a)(15)**	Press release dated July 29, 2015 of GoldTrust

(a)(16)**	Press release dated August 3, 2015 of GoldTrust

(a)(17)**	Press release dated August 5, 2015 of GoldTrust

(a)(18)**	Decision of the Ontario Superior Court of Justice dated July 31, 2015

(a)(19)**	Press release dated August 7, 2015 of GoldTrust

(a)(20)**	Letter to unitholders of GoldTrust dated August 28, 2015

(a)(21)**	Press release dated September 4, 2015 of GoldTrust

(a)(22)**	Letter to unitholders of GoldTrust dated September 14, 2015

(a)(23)**	Press release dated September 23, 2015 of GoldTrust

(a)(24)**	Letter to unitholders of GoldTrust dated September 28, 2015

(a)(25)**	Press release dated October 2, 2015 of GoldTrust

(a)(26)**	Press release dated October 14, 2015 of GoldTrust

(a)(27)**	Letter to unitholders of GoldTrust dated October 16, 2015

(a)(28)**	Press release dated November 4, 2015 of GoldTrust

(a)(29)**	Press release dated November 11, 2015 of GoldTrust

(a)(30)**	Press release dated November 17, 2015 of GoldTrust

(a)(31)**	Press release dated November 19, 2015 of GoldTrust

(a)(32)**	Letter to unitholders of GoldTrust dated November 26, 2015

(a)(33)	Definitive Agreement between Purpose, Silver Administrators Ltd., Silver Bullion Trust, the Administrator and GoldTrust, dated November 26, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on November 27, 2015)

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(2)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(3)**	Script of pre-recorded message to unitholders of GoldTrust

 ________________

*      Filed herewith.

**    Previously filed.